8, 555 Robson Street
Vancouver, British Columbia
Canada V6B 3K9

Robert McFarlane	Telephone 604.697.8010
Executive Vice President & Chief Financial Officer	Facsimile 604.435.5579
robert.mcfarlane@telus.com

June 16, 2009

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: Larry Spirgel, Assistant Director

Dear Sir:

Re:	TELUS Corporation
Form 40-F for the year ended December 31, 2008
File No. 001-15144

I write to acknowledge receipt of your letter dated June 4, 2009 regarding the above filing.

We appreciate having adequate time for a thoughtful review and response to your comments and accordingly, would request that we be given until July 3, 2009 to provide our response.  Please advise if that is not acceptable.

Please do not hesitate to contact me, or Audrey Ho, our Senior Vice-President & Chief General Counsel (604-697-8017), should you have any questions or further comments.

Yours truly,

TELUS Corporation

Robert G. McFarlane

EVP & Chief Financial Officer

c.c.                  Audrey Ho, SVP & Chief General Counsel. TELUS Corporation

Terry French, Accountant Branch Chief, SEC

Paul Monsour, Staff Accountant, SEC